                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.    )

                             Alltrista Corporation
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                               (Name of Issuer)

                                    Common
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                        (Title of Class of Securities)

                                   020040101
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                                (CUSIP Number)


                               December 31, 2000
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           (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ X ]  Rule 13d-1(b)
    [   ]  Rule 13d(c)
    [   ]  Rule 13d-1(d)



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CUSIP NO. 020040101                                          PAGE   2   OF   7
          ------------------                                      -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          a.   Wachovia Corporation                         56-1473727
          ---------------------------------------------------------------------
          b.   Wachovia Bank, National Association          56-0927594
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          a.   Wachovia Corporation                         North Carolina
          ---------------------------------------------------------------------
          b.   Wachovia Bank, National Association          United States
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                       (5)     SOLE VOTING POWER
  NUMBER OF                       364,550
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                         150
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                       364,550
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                   150
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         364,700
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 (10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

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 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                         5.76%
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 (12)     TYPE OF REPORTING PERSON (See Instructions)

          a.   Wachovia Corporation                         HC
          ---------------------------------------------------------------------
          b.   Wachovia Bank, National Association          BK
          ---------------------------------------------------------------------
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                                                                     Page 3 of 7
CUSIP No.  020040101

ITEM 1 (a)        NAME OF ISSUER:

                  Alltrista Corporation

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  5875 Castle Creek Parkway
                  North Drive, Suite 440
                  Indianapolis, IN  46250

ITEM 2 (a)        NAME OF PERSONS FILING:

                  Wachovia Corporation; and Wachovia Bank, National Association

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  Wachovia Corporation
                  100 North Main Street
                  Winston-Salem, North Carolina 27104

                  Wachovia Bank, National Association
                  100 North Main Stree
                  Winston-Salem, North Carolina 27104

ITEM 2 (c)        CITIZENSHIP:

                  Wachovia Corporation                        North Carolina
                  Wachovia Bank, National Association         United States

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:

                  Common

ITEM 2 (e)        CUSIP NUMBER:

                  020040101


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                                                                     Page 4 of 7
CUSIP No.  020040101

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1 (B), OR 13D-3 (B) CHECK WHETHER THE PERSON FILING IS A:

         (a)   (   )  Broker or Dealer registered under Section 15 of the
                      Act,

         (b)   ( X )  Bank as defined in Section 3 (a) (6) of the Act,

         (c)   (   )  Insurance Company as defined in Section 3 (a) (19) of
                      the Act,

         (d)   (   )  Investment Company registered under Section 8 of the
                      Investment Company Act,

         (e)   (   )  Investment Advisor registered under Section 203 of
                      the Investment Advisor Act of 1940,

         (f)   (   )  Employee Benefit Plan Pension Fund which is subject
                      to the provisions of the Employee Retirement Income
                      Security Act of 1974 or Endowment Fund.

         (g)   ( X )  Parent holding Company, in accordance with 240.13d-1
                      (b) (ii) (G), (Wachovia Corporation)

         (h)   (   )  Group, in accordance with Rule 13d-1 (b) (1) (ii) (H)

ITEM 4   OWNERSHIP:

         The following information is as of December 31, 2000:

         (a)  Amount Beneficially Owned:                                                      364,700

         (b)  Percent of Class:                                                                  5.76%

         (c)  Number of Shares as to which such person has:

             (i)    Sole power to vote or to direct the vote                                  364,550
             (ii)   Shared power to vote or to direct the vote                                    150
             (iii)  Sole power to dispose or to direct the disposition of                     364,550
             (iv)   Shared power to dispose or to direct the disposition of                       150

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               N/A

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON:

               N/A


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                                                                     Page 5 of 7
CUSIP No.  020040101

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Included are the following subsidiaries of Wachovia Corporation - HC:

         Wachovia Bank, National Association - BK (wholly owned subsidiary of Wachovia Corporation)

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                   N/A

ITEM 9   NOTICE OF DISSOLUTION OF GROUP.

                   N/A

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                                                                     Page 6 of 7
CUSIP No.  020040101

ITEM 10   CERTIFICATION:

                   By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 12, 2001

For:      WACHOVIA CORPORATION


          By: /s/ William M. Watson, Jr.
             -------------------------------------------------
              William M. Watson, Jr.
              Senior Vice President, Counsel and Secretary



For:     WACHOVIA BANK, NATIONAL ASSOCIATION


         By:  /s/ William M. Watson, Jr.
             -------------------------------------------------
              William M. Watson, Jr.
              Senior Vice President, Counsel and Secretary

                       SEE AGREEMENT ATTACHED AS EXHIBIT A


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                                                                     Page 7 of 7
CUSIP No.  020040101

                                                                       EXHIBIT A


                                    AGREEMENT

                                February 12, 2001

                  The understanding hereby agree to file a joint statement on
         Schedule 13G under the securities Exchange Act of 1934, as amended (the "Act") in connection with their beneficial ownership of common stock issued by Wachovia Corporation.

                  Each of the undersigned states that it is entitled to individually use Schedule 13G pursuant to Rule 13d-1 (c) of the Act.

                  Each of the undersigned is responsible for the timely filling of the statement and any amendments thereto, and for the completeness of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness of accuracy of the information concerning the others.

                  This agreement applies to any amendments to Schedule 13G.


         Wachovia Corporation

         /s/ William M. Watson, Jr.
         --------------------------------------------
         William M. Watson, Jr.
         Senior Vice President, Counsel and Secretary

         Wachovia Bank, National Association


         /s/ William M. Watson, Jr.
         --------------------------------------------
         William M. Watson, Jr.
         Senior Vice President, Counsel and Secretary